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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 3)*

                          Hanger Orthopedic Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   41043F-208
             -------------------------------------------------------
                                 (CUSIP Number)

                                November 21, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)                Page 1 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                    CUSIP NO.:  41043F-208

--------------------------------------------------------------------------------

    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (BHCA), L.P.
           13-3371826
           .....................................................................
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  ................................................................

           (b)  ................................................................
--------------------------------------------------------------------------------
    3.     SEC Use Only  .......................................................
--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware
                                                  ..............................
--------------------------------------------------------------------------------
                       5. Sole Voting        2,291,839 shares of the Issuer's
                          Power              Common Stock, $0.01 par value per
                                             share (the "Common Stock"),
                                             (assuming the conversion of the 7%
                                             Redeemable Preferred Stock, $0.01
                                             par value per share (the "Preferred
  Number of Shares                           Stock")
  Beneficially         ---------------------------------------------------------
  Owned by Each        6. Shared Voting
  Reporting Person        Power              ...................................
  With:                ---------------------------------------------------------
                       7. Sole Dispositive   2,291,839 shares of Common Stock
                          Power              (assuming the conversion of the
                                             Preferred Stock)
                       ---------------------------------------------------------
                       8. Shared Dispositive
                          Power              ...................................
--------------------------------------------------------------------------------
    9.     Aggregate Amount Beneficially     2,291,839 shares of Common Stock
           Owned by Each Reporting Person    (assuming the conversion of the
                                             Preferred Stock)
--------------------------------------------------------------------------------
    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                        ........................................................
--------------------------------------------------------------------------------
    11.    Percent of Class Represented by Amount in Row (9)       10.1%
--------------------------------------------------------------------------------
    12.    Type of Reporting Person (See Instructions)             PN
--------------------------------------------------------------------------------

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------
PRELIMINARY NOTE: The information contained in this Schedule 13G has been filed to reflect: (i) the sale by the reporting Person of 22,119 shares of Preferred Stock; (ii) expiration of a Warrant to purchase 360,000 shares of Common Stock; and (iii) the most recent list of executive officers of J.P. Morgan Chase & Co.


SEC 1745 (3-98)               Page 2 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                    CUSIP NO.:  41043F-208


ITEM 1.

          (a)  NAME OF ISSUER:

               Hanger Orthopedic Group, Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               Two Bethesda Metro Center, Suite 1200
               Bethesda, Maryland 20814

ITEM 2.

          (a)  NAME OF PERSON FILING:

               J.P. Morgan Partners (BHCA), L.P.

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (c)  CITIZENSHIP:

               Delaware

          (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock, par value $0.01 per share

          (e)  CUSIP NUMBER:

               41043F-208

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.  OWNERSHIP

          (a)  AMOUNT BENEFICIALLY OWNED:

               2,291,839 shares of Common Stock (assuming the conversion of the Preferred Stock).

          (b)  PERCENT OF CLASS:

               10.1% (as of November 21, 2003).

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

SEC 1745 (3-98)               Page 3 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                    CUSIP NO.:  41043F-208


               (i) Sole power to vote or to direct the vote: 2,291,839 shares of Common Stock.

               (ii)  Shared power to vote or to direct the vote: Not applicable.

               (iii) Sole power to dispose or to direct the disposition of:
                     2,291,839 shares of Common Stock.

               (iv)  Shared power to dispose or to direct the disposition of:
                     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               (a) Not applicable.

               (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




SEC 1745 (3-98)               Page 4 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                    CUSIP NO.:  41043F-208


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 24, 2003

                                       J.P. MORGAN PARTNERS (BHCA), L.P.


                                       By:  JPMP Master Fund Manager, L.P.,
                                            its General Partner

                                       By:  JPMP Capital Corp.,
                                            its General Partner

                                       By: /s/ Mitchell Blutt
                                           -------------------------------------
                                           Name: Mitchell Blutt
                                                  ------------------------------
                                           Title: Executive Partner
                                                  ------------------------------











SEC 1745 (3-98)               Page 5 of 10 Pages